

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 19, 2018

Mr. Howard Katzenberg
Chief Financial Officer
On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

     Re: **On Deck Capital, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed March 2, 2018
               File No. 001-36779

Dear Mr. Katzenberg:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Key Financial and Operating Metrics

Non-GAAP Financial Measures, page 40

1. We note that your disclosed non-GAAP measures (i.e., pre-provision operating income and pre-provision operating yield) are not accompanied by an equally prominent disclosure of the comparable GAAP measures (i.e., net loss) in the table of key operating and financial metrics on page 41. This appears to cause your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. In future filings, please revise your presentation to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Key Factors Affecting Our Performance

Originations, page 47

2. Please revise future filings to disclose the amount of originations for each period broken out
    by new amounts and renewals. Please provide us your proposed disclosure.

Credit Performance, page 48

3. Please revise future filing to discuss the underlying factors contributing to changes in credit
    quality (e.g., charge-offs, delinquency rates, etc.) during each period presented. For example,
    discuss if changes in credit quality were due to internal factors such as changes in
    underwriting standards for loans originated during a period or external factors such as a
    worsening economic environment or weather related events, etc. Also, ensure that you
    comprehensively explain how changes in credit quality trends impacted your allowance for
    loan losses. Lastly, specifically discuss the causal factors which resulted in an increase in
    charge-offs during the fiscal year ended December 31, 2017.   Please provide us your
    proposed disclosure.

Historical Charge-offs, page 52

4. As disclosed on page 41, originations include the full renewal amount of loan principal on a
    gross basis, rather than the net funded amount.   We also note your calculation of net charge-
    off ratios beginning on page 52, includes total originations in the denominator (including
    gross renewals). Please revise future filings to also disclose your charge-off ratios including
    the net funded amount of renewals in the denominator. Please qualitatively discuss the
    difference between the charge-off ratios calculated using gross renewals and net renewals as
    appropriate and discuss the impact that using gross renewals can have on your ratios and that
    comparisons between periods may be impacted based on the amount of renewals in each
    period. Please provide us your proposed disclosure.

5. We note your calculation of the provision rate on pages 41, 48, 62 and 66 also includes total
    originations in the denominator (including gross renewals) while the numerator includes the
    provision required to provide for loans on the net funded amount during such period. Please
    revise future filings to also disclose the provision rate including the net funded amount of
    renewals in the denominator. Please qualitatively discuss the difference between the
    provision rate calculated using gross renewals and net renewals as appropriate. Please
    provide us your proposed disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Phippen, Staff Accountant (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services